2005 Corporate Responsibility Report Evolution

EnCana is one of North America’s leading natural gas producers. Headquartered in Calgary, Canada, we are among the largest holders of gas and oil resource lands onshore North America and are a technical and cost leader in the in-situ recovery of bitumen from oilsands. Our portfolio of long-life resource plays is situated in Canada and the United States and is expected to deliver profitable growth for years to come. We believe that innovation and technology are essential to generate energy for people. Our staff of approximately 6,600 commits to conducting business ethically, legally and in a manner that is fiscally, environmentally and socially responsible, while delivering sustainable value and strong financial performance. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Financial and Operating Highlights	2005
Total sales, net of royalties (MMcfe/d)	4,589
Continuing operations
Gas (MMcf/d)	3,227
Oil and natural gas liquids (bbls/d)	156,000
Discontinued operations (bbls/d)	71,065
Total net acreage (thousands of acres)
Continuing operations	65,040
Discontinued operations	892
Revenues, net of royalties ($ millions)	14,266
Cash flow ($ millions) [1]	7,426
Common shares outstanding (millions)	855
Market capitalization ($ millions) [2]	38,607

All dollar amounts are US$.

1	As defined in the Cash Flow advisory on page 40.

2	Based on New York Stock Exchange closing share price and shares outstanding, as of year-end 2005.

We operate in an evolving environment. We pursue innovative approaches, develop technology and interact with communities to improve our business and provide energy for people. Drilling rig near Claresholm, Alberta 2005 Corporate Responsibility Report EnCana Corporation 1

About this Report
This publication – EnCana’s first stand-alone report on our corporate responsibility activities – discusses how our company is evolving to become a corporate responsibility leader.
This report focuses on our performance for the three years ending December 31, 2005, unless otherwise noted, for EnCana Corporation1.
All financial data are reported in U.S. dollars and excludes discontinued operations, and operational data are reported on an after royalties basis, unless otherwise noted. Please refer to our 2005 Annual Report for detailed information on our financial performance.
We have used the Global Reporting Initiative’s (GRI) Sustainability Reporting Guidelines, the Canadian Association of Petroleum Producers’ (CAPP) Stewardship Program as well as staff and other stakeholder input to guide the content of this report.
Not all quantitative performance data are currently available for all of our operations. Our most comprehensive sustainability measures and reporting systems are available for our Canadian operations. We expect to be able to integrate additional data from our United States operations in upcoming reports.
This report is not intended to be an exhaustive review of all activity that we have undertaken. Rather, our aim is to illustrate the breadth of actions that we undertake to manage our operations responsibly.
We have prepared this report for EnCana’s stakeholders. We define our stakeholders broadly as community members, Aboriginal Peoples, staff, shareholders, governments, regulators, suppliers and non-governmental organizations that are affected by, or that can affect, our operations.
In this report, a magnifying glass icon indicates that more information is available on our website (www.encana.com). If you have questions or comments about this report or corporate responsibility at EnCana, please refer to the inside back cover for contact information.

3	Performance Summary
4	CEO’s Message
6	Managing Responsibly
10	Key Resource Plays
29	Detailed Performance Report
37	External Data Assessment
38	GRI Content Index
Drilling rig worker, Fort Nelson, British Columbia

1	As defined in the Corporate Entities advisory on page 40.
2     2005 Corporate Responsibility Report EnCana Corporation

Performance Summary

Economic (US$ millions)	2003	2004	2005
Revenues, net of royalties	8,521	10,259	14,266
Operating expenses	965	1,099	1,438
Capital expenditures	4,356	4,763	6,925
Procurement from aboriginal suppliers	—	90	120
Employee payroll and benefits	526	584	809
Community investment	7.5	11.7	17.1

Environment [1]	2003	2004	2005
Direct CO2 emissions (ktonnes CO2e)	4,489	5,239	5,469
Direct CO2e emissions intensity (tonnes/m3OE)	0.145	0.152	0.161
Total gas flared (10[3]m3)	71,852	75,965	110,446
Total gas vented (10[3]m3)	22,050	16,062	16,624
Water
Diverted under licence (10[3]m3)	3,074	3,894	3,793
Portion of licensed diversion used (percent)	39	49	47
Number of reportable spills	180	242	205

Social	2003	2004	2005
Recordable injury frequency (employees and contractors)	1.70	1.17	1.34
Lost time injury frequency (employees and contractors)	0.45	0.27	0.35
Business conduct investigations (new)	7	39	18

1	All environment data in this table are for Canada only, except the number of reportable spills, which include data from all our operating regions.
Additional information related to these performance indicators and associated disclosure notes can be found in the Detailed Performance Report, pages 30 to 36.
Measurement abbreviations can be found on the inside back cover.
Community Investment in 2005 (US$ millions) 5.7 0.1 1.1 Youth & education Community development Health & wellness 2.2 Environment EnCana Cares Foundation 4.8 Other 3.2
Greenhouse Gas (GHG) Emissions Intensity (Canada)
(direct and indirect CO2e/m3OE) 0.30 0.25 0.20 0.15 Industry benchmark [1] 0.10 EnCana GHG intensity 03 04 05 1 Based on industry data from CAPP for Canadian conventional oil and gas and in-situ oilsands production.
Injury Incident Frequencies (employees and contractors) 2.0 1.5 1.0 0.5 Recordable 0 Lost time 03 04 05
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CEO’s Message
In everything we do — whether it is our production forecast, our environmental and safety performance, or the way we interact with communities and people — I want us to build upon what we have achieved to date, and continue creating an industry leading company in which people have confidence. Coil tubing rig near Three Hills, Alberta 4 2005 Corporate Responsibility Report EnCana Corporation

From Strong Roots
Tucked among the pine, fir and spruce of northeast Alberta, our oilsands crews are recycling rock cuttings from well bores to build roads and drilling pads. In northeast British Columbia, thousands of simple wooden mats, each about the size of two queen mattresses, are allowing year-round natural gas drilling to advance the economy and lifestyle of communities. An innovative water recycling program in northwest Colorado has eliminated thousands of truck trips previously required to supply our drilling operations.
Everywhere we operate, the people of EnCana are continually looking for innovative ways to reduce our environmental footprint, contribute to community development and deliver energy for people. Each and every day, we are uncovering new ways to do our job even better, and this report is a window into how we operate.
On behalf of our staff, it is a privilege to present EnCana’s first Corporate Responsibility Report. Previously, we published the core elements of our economic, environmental and social performance in EnCana’s annual reports and on our website. This publication reflects an ongoing evolution in our corporate responsibility reporting. It provides more comprehensive information on our performance and demonstrates our commitment to open and honest communication with stakeholders.
The roots of our two founding companies, Alberta Energy Company and PanCanadian Energy, stretch back several decades. Our company and its people have a long history of striving toward responsible operations – a respected foundation upon which we have built EnCana’s operating principles.
The principles enshrined in our Corporate Constitution guide everything we do, from how we make our investments to how we manage our physical footprint.
The following statement from our Constitution is our yardstick for achieving excellence in our operations and how we interact with stakeholders: We function on the basis of trust, integrity, and respect. We are committed to benchmark practices in safety and environmental stewardship, ethical business conduct, and community responsibility. Our success is measured through both our behaviour and our bottom line.
While some may view such commitments as a hurdle, we see them as a distinct asset, as important as any of our reservoirs or wells. Acting responsibly, earning trust and supporting communities are synonymous with business success.
Throughout this report, we have documented our social and environmental performance. In 2005, EnCana was named to the Dow Jones Sustainability Index for North America, which tracks leading sustainability-driven companies.
We appreciate this recognition, but we know improvement is never-ending. With record drilling and gas-field development activity, worker safety is a top priority. We are deeply saddened about the deaths of four individuals employed by contractors providing services to EnCana in 2005. We take these matters seriously and have investigated each fatality, following up with additional training and communications aimed at accident prevention among our contractors and staff.
EnCana shares the public’s concern for protecting our air, water and land. The key to reducing greenhouse gas emissions is innovative thinking and technology – either through improving the efficiency of our operations, storing carbon dioxide or developing renewable energy sources. We’ve adopted extensive water well testing to enhance public confidence in our coalbed methane developments, and we are drilling several wells from single pad locations to minimize surface disturbance.
I invite you to read in the pages ahead, how our operations and actions have evolved as we work toward positive outcomes for both people and the environment. Our report outlines the internal programs and guidelines we use to manage responsibly. It articulates examples of social and environmental achievements in each of our main operating areas, and identifies some of the challenges that lie ahead. The report concludes with performance data for a number of economic, environmental and social indicators.
We believe our performance is evolving and we are making progress on the toughest challenges ahead. Yet we know there’s more to be done. We believe in learning from our experiences and from the people with whom we interact so we can continue to evolve and improve our performance. We hope this report helps you judge for yourself. As such, I invite your feedback – it is appreciated and important for improving our performance and creating more robust reporting in the future.
Sincerely,

Randy Eresman
President &
Chief Executive Officer
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Managing Responsibly
Commitment to operating with trust, integrity and respect is essential for strong corporate responsibility performance. Understanding people’s needs and concerns, working with our stakeholders to develop mutually beneficial solutions, and following a coordinated approach are all necessary to ensure continual performance improvements. The foundation of our approach to corporate responsibility is to listen to the people in the communities where we operate, and to our staff, our shareholders and other stakeholders.
Navigating the Landscape To help plan our approach, it’s important to take a step back and look at the whole picture. This graphic illustrates and explains the fundamental aspects of our business and relationships essential to operating responsibly. It is also a representation of the linkages between our policy commitments and strategies, the communities where we operate, the issues we face, and the operational controls we use to manage them.
Governance
Our governance structure helps ensure that we operate responsibly. The Corporate Responsibility, Environment, Health and Safety (CREHS) Committee of the Board of Directors met four times in 2005 to address issues and hear from staff about progress in these areas. Corporate Responsibility staff develop tools and provide advice on implementation and management of corporate responsibility at the regional level.
Stakeholder Engagement
By listening to stakeholders’ needs, we can develop an approach that builds long-term share value and supports our social licence to operate. Stakeholder engagement allows for timely resolution of issues by identifying opportunities, problems and constraints early in the process, and leads to more efficient project approvals. It makes EnCana a better company.
Aboriginal Relations
Our goal is to build strong relationships with aboriginal communities. Our approach is to increase the level of aboriginal participation in our activities through employment, business opportunities and training. We also seek aboriginal traditional knowledge and input to reduce our environmental and social impacts.
6     2005 Corporate Responsibility Report EnCana Corporation

Environmental Issues Management
We collaborate with our peers and stakeholders, and employ specialists to address complex environmental issues associated with our operations (e.g. reducing noise and visual impacts, minimizing water use, managing air emissions, and limiting our physical footprint and impact on natural diversity, including wildlife).
Managing the Greenhouse Gas Challenge
Our approach to GHG emissions management has three key elements:
· we are one of North America’s largest producers of natural gas — one of the cleanest burning fossil fuels;
· we are recognized as an industry leader in CO2 sequestration; and
· we have a strong focus on technology development.
However, as the proportion of our production from higher energy-intensive extraction processes grows, the challenge to manage our GHG intensity will increase.
Operational Excellence
Our operating units, and ultimately the company’s regional presidents, are responsible for implementation of policies and practices. Their familiarity with local issues and stakeholders is used to customize programs and make sure stakeholders’ needs and our objectives are met.
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A Coordinated Approach
We believe that responsible management is the key to delivering outstanding financial performance, a healthy environment and vibrant communities. Delivering on these commitments requires a coordinated approach. Although the diagram below illustrating our approach to corporate responsibility appears simple, the process that underlies it is complex. Success in each aspect of the cycle depends on a genuine consideration of stakeholder interests.
Strategy
In 2003, we introduced our Corporate Responsibility Policy; the cornerstone of how we conduct our business.
In 2004, we established a Corporate Responsibility Advisory Group comprising senior executives from our main operating regions. The group meets three times a year to help determine corporate responsibility priorities.
Systems
We use our Environment, Health & Safety (EH&S) Best Practices — our EH&S management system — to identify, assess and manage safety and environmental risks. It includes regular reporting to senior management and the CREHS Committee of the Board.
Our Business Conduct & Ethics Practice helps us align decisions with commitments in our Corporate Constitution and Corporate Responsibility Policy. The practice addresses regulatory compliance, conflicts of interest, confidentiality, bribery and corruption, political activities, fair dealing, fraud and accounting practices. All staff and directors review the practice regularly and reconfirm their compliance.
Programs and Tools
In 2005, we distributed our Stakeholder Engagement Guide to our business units. This guide outlines a consistent approach to working with stakeholders, but is not a one-size-fits-all solution.
Our community investment activities range from grassroots initiatives to the development of groundbreaking ventures. EnCana programs target a community’s sustainability and quality of life and typically involve strategies that support long-term goals, and positively affect the community.
We collaboratively developed Aboriginal Guidelines that we use in interactions with approximately 60 aboriginal communities and organizations.
Information and Data
Our EH&S audits address conformance with legislation, regulations, approvals, permits and the EH&S Best Practices.
EnCana’s Investigations Practice was created to investigate concerns about matters that may violate established company policies and practices, or that are potential violations under statutes and regulations.
Our Integrity Hotline was launched in 2005 as a way for stakeholders to confidentially or anonymously report such concerns.
8     2005 Corporate Responsibility Report EnCana Corporation

Research and Development
The application of innovative new technologies helps us meet our environmental goals and our Corporate Responsibility Policy commitments. We support a number of research activities that have the potential to generate new technologies that reduce environmental impacts. EnCana is recognized as a leader in the technologies to sequester carbon dioxide (CO2). We were also the first to use a biological gas desulphurization process, which virtually eliminates hydrogen sulphide emissions.
Most recent data available from Nickle’s Daily Oil Bulletin indicate that we led Canada’s oil and gas sector in research and development dollars spent during 2004, spending $105 million that year.
Environmental Innovation Fund
We recognize the difficulties faced by entrepreneurs as they attempt to commercialize new technologies, along with the challenges we face to continually improve our operations. Established in January 2004, our Environmental Innovation Fund helps finance projects that demonstrate new technologies and solutions to improve environmental performance associated with consuming or producing energy. We hope that the projects and technologies we support through the fund lead to better and more effective ways to produce energy for people. To date, the fund has invested more than $4 million in four projects.
Eligible funding areas include the reduction of air emissions, water conservation, waste management, renewable energy, and energy-efficiency improvement.
How Are We Doing?
External recognition provides another means for gauging our progress. In those instances where analysis accompanies the recognition (e.g. independent ratings), we use this external input to continually improve our programs. In 2005, we received numerous awards and recognition for corporate responsibility, including:
•	World Petroleum Congress Excellence Award for responsibly managing drilling cuttings and water use (see page 22);

•	Globe and Mail’s Report on Business magazine recognized EnCana as the third most respected corporation in Canada;

•	EnCana was included on the Dow Jones Sustainability Index for North America; and

•	EnCana was recently named one of 60 Canadian companies that met the environmental, social and governance rating criteria of the Jantzi Social Index.
Continual Evolution
Building on our coordinated approach to corporate responsibility, we have identified future areas of focus:
Environment
•	continue to work to minimize the use of water in our operations;

•	reduce our physical footprint and minimize surface disturbance wherever we can; and

•	strive to reduce our GHG emissions intensity.
Economic
•	achieve disciplined execution of our upstream capital expenditure program; and

•	intend to contribute approximately $20 million in 2006 to the communities in which we operate to support local economic development and community projects.
Social
•	complete an external stakeholder survey on corporate responsibility in 2006;

•	aspire to high levels of safety and operational efficiency in our drilling program; and

•	continue to improve reporting on our social performance data and economic impacts.
Pearson College — EnCana — Clean Current Tidal Power Demonstration Project at Race Rocks
EnCana’s Environmental Innovation Fund provided financing for this project, located offshore British Columbia, which will demonstrate an innovative marine turbine-generator technology with potential to tap the large, renewable energy contained within the ocean’s tides.
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Key Resource Plays
Our resource plays are long-life, low-decline reservoirs, leading to a longer-term commitment to the regions in which we operate.
10 2005 Corporate Responsibility Report EnCana Corporation
Battlement Mesa, a community near our operations in Colorado’s Piceance Basin

Developing Partnerships
EnCana’s primary means of developing gas and oil is through resource plays. These are large, continuous accumulations of hydrocarbons that can deliver profitable production for decades through the use of advanced technology, and development that achieves economies of scale. Resource plays involve drilling numerous wells in a repeatable manner. Operational efficiencies and new technologies, developed over time, reduce costs and increase recoveries1.
Due to the scale of these operations, the issues associated with our resource plays can be different than those of conventional plays. Resource plays require thoughtful preparation of long-term drilling and infrastructure plans due to their duration and intensity. Integral to those plans are the comments and suggestions from community members, Aboriginal Peoples, regulatory bodies and special interest groups to make sure our resource developments maximize benefits and minimize negative environmental and social effects.
Issues and Approaches
One of the advantages of EnCana’s resource play model is that we are committed to an area for a long period of time. This allows us the opportunity, as a local operator, to establish roots, develop partnerships and grow our plays in cooperation with communities. Given our longevity in the area, it is important that we work with communities and individuals early in the process, and throughout our presence there, so that we can address concerns and continue to earn our social licence to operate.
As with conventional gas and oil operations, concerns voiced by stakeholders about our resource plays include: safety, environmental protection, local economic opportunities, traffic, noise, dust, water use and habitat fragmentation.
Working Together to Find Solutions
Through innovation and technology, as well as stakeholder collaboration, we have been able to address some challenges unique to a specific resource play with solutions custom-made for that region. The following pages provide some insight into how we work with stakeholders across our key resource plays. In some areas, we are doing very well. In others, we continue to learn, improve and evolve.
1 Greater Sierra 2 Cutbank Ridge 3 Coalbed Methane 4 Shallow Gas 5 Jonah 6 Piceance 7 Foster Creek 8 Pelican Lake 9 Fort Worth 10 East Texas EnCana Land Key Natural Gas Resource Plays Key Crude Oil Resource Plays

1	See Resource Play advisory on page 40.
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(1)     Greater Sierra

Located in sparsely populated northeast British Columbia, this tight gas play is an area where we have introduced technological innovations to improve our performance.
Key Corporate Responsibility Issues in Greater Sierra
•	Aboriginal relations

•	Wildlife habitat fragmentation

•	Drilling waste management

Key Resource Play Data	2005
Production (MMcf/d)	219
Number of wells drilled	164
Capital ($ millions)	417
Seismic Innovations Reduce Environmental Footprint
Low Impact Seismic (LIS) practices demonstrate that not all seismic innovations are focused on charting better maps of underground geology. In the remote areas of northeast British Columbia, our gas development plans call for a tight seismic grid. Reducing our seismic-related surface disturbances is important to EnCana, Aboriginal Peoples and other stakeholders.
Conventional 3-D seismic programs typically involve a grid of intersecting cutlines of up to 5.5 metres in width through the forest. The concern with this type of cutline is that it provides line-of-sight and ease-of-travel advantages for predators of sensitive species. In the conventional form, the cutlines may also contribute to habitat fragmentation and provide access not previously available in the area.
We have developed a number of creative solutions to lead the evolution of LIS practices in northeast British Columbia. Instead of simply using the standard cutline techniques, we introduced a low-impact approach, characterized by thinner, winding and discontinuous corridors – almost maze-like in appearance.
This approach helps reduce our impact in several ways. The discontinuous lines impede predator movement. Where new cutlines would normally intersect roads or water bodies, the lines are terminated with a buffer zone to reduce access. The discontinuous lines are also used to reduce fragmentation of the ecosystem.
We have shared these techniques with other operators in the area. We also plan to use these practices in our Cutbank Ridge exploration program.
Low Impact Seismic line in northeast British Columbia
12     2005 Corporate Responsibility Report EnCana Corporation

“All-season drilling is affecting the region very positively. In northeast British Columbia, there were over 500 new businesses started in 2005.”
Richard Neufeld
Minister of Energy, Mines
and Petroleum Resources
British Columbia
Year-round Drilling Strengthens Northern Communities
In the muskeg of northeast British Columbia, oil and gas work was traditionally wedged into three intense winter months when the ground froze solid. Fort Nelson’s population swelled with seasonal workers, and seismic cutlines became icy highways for rigs, crews and the industry’s service and supply companies. Then spring came and everyone left again.
When the British Columbia government approached the industry for ideas on how to extend natural gas development beyond winter months, we participated in those discussions. This led to our widespread use of large interlocking wooden mats for environmentally responsible summer access into muskeg areas. An industry-wide summer drilling royalty structure was implemented to make it viable.
Today, year-round drilling has resulted in a number of benefits: the boom and bust cycle is less pronounced; more service and supply vendors have opened permanent operations in the region; retailers and small businesses have followed, providing more stable and diverse employment opportunities; injury rates have declined among a more stable, skilled workforce; and the government has a stronger tax base to invest in building the community.
Bill Streeper with Streeper Petroleum — a company benefiting from year-round drilling.
The use of wooden mats near Fort Nelson, British Columbia, minimizes surface disturbance and allows for drilling during summer months in muskeg areas.
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(2)     Cutbank Ridge

Located in northeast British Columbia, this natural gas resource play is set to experience significant resource production gains in the next few years. We achieve competitive efficiencies by operating a large network of pipelines and gas facilities in the area.
Key Corporate Responsibility Issues in Cutbank Ridge
•	Cumulative impacts on the landscape

•	Encroachment on residential areas

Key Resource Play Data	2005
Production (MMcf/d)	92
Number of wells drilled	135
Capital ($ millions)	510
Region-wide Mapping Tool Aids Planning
The sheer size of this resource play (895,000 net acres) provided us with the opportunity to develop a broad-based planning tool for project design. Baseline mapping goes a step further than the current industry standard of conducting environmental assessments on a site-specific basis, by effectively extending the scope of assessment to the entire region. This tool complements our project design and environmental planning process and also allows us to be more proactive in meaningfully engaging resource managers, Aboriginal Peoples and other community members.
Baseline mapping assembles a variety of data in layers, including: topography, infrastructure, vegetation, wildlife and fish habitat, protected areas and sacred sites. We work with wildlife, vegetation and cultural specialists to interpret the complex relationships between the informational layers. The information is then incorporated into our project design plan.
This assessment tool provides both regional and site-specific analysis, which can be updated regularly. This allows us to better manage the cumulative impacts of our development during the next five to 10 years while reducing our upfront planning costs. We have been able to apply this planning tool in other areas where we operate, such as the Suffield National Wildlife Area (see page 17).
Oil & Gas Industry Training Centre
In 2005, EnCana committed $2.6 million for the development of the Oil & Gas Industry Training Centre of Excellence at the Fort St. John Campus of Northern Lights College (shown above).
This will allow the college to more than double the number of students who can train for jobs in the oil and gas industry.
14     2005 Corporate Responsibility Report EnCana Corporation

(3)     Coalbed Methane

EnCana is a leading coalbed methane (CBM) producer in Canada. This is an early-life resource play involving one of our most active drilling programs and is focused on coal seams in south central Alberta. EnCana captures value here by leveraging our core competency in shallow gas development.
Key Corporate Responsibility Issues for Coalbed Methane
•	Encroachment on residential areas

•	Water management

•	Traffic

Key Resource Play Data	2005
Production (MMcf/d)	57
Number of wells drilled	1,084
Capital ($ millions)	386
Information Sharing Improves Understanding of Horseshoe Canyon CBM
When we began community consultations for CBM operations in Alberta’s densely populated rural farmlands east of Calgary, we became aware of stakeholder perceptions about CBM development. Based on reports about early CBM development in Wyoming by other operators, some residents expected flooded prairie lands, depleted aquifers and ruined crops.
Alberta’s Horseshoe Canyon CBM requires no dewatering (the removal of water from the coal seam to allow methane extraction), which differentiates it from CBM development in Wyoming. Little water is produced with the gas from these wells. These low-pressure wells produce mostly methane, which actually burns cleaner than the natural gas currently used for residential heating. In other words, Horseshoe Canyon’s CBM is one of the world’s cleanest fossil fuels. These are points we share with our communities.
We take any concerns raised as a result of our activities very seriously. We write a monthly column about our operations in local newspapers. Our team developed a CBM presentation to share with elected officials in the area since they are often the first to receive calls from concerned residents. We also sat down with communities to present this information, but more importantly, to listen.
Some local residents have voiced concern that the occurrence of methane in their groundwater is related to CBM activities. We offer to test domestic water wells before CBM operations begin, and again if there is a perceived problem. If these independent tests were ever to find fault caused by our operations, which has not been the case to date, we are committed to setting things right by fixing the problem and changing our operating practices accordingly.
Early consultation helped us identify stakeholder needs and establish relationships in the area. Our commitment to listening and acting is demonstrating to residents that we are intent on developing CBM responsibly and safely.
EnCana received requests for financial support from volunteer fire departments serving Wheatland County, located just east of Calgary. In 2005, EnCana donated $170,000 to be distributed to the nine volunteer fire departments in this area to help fund their individual requirements. Firefighters in Standard, Alberta (shown right), display their vintage fire truck which is still used on special occasions.
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Catherine Watson Environmental Advisor EnCana
“It has long been recognized that the Suffield National Wildlife Area is a special environment. This will continue to guide our operations in the area.”
16 2005 Corporate Responsibility Report EnCana Corporation
Environmental studies in the Suffield National Wildlife Area of Alberta

(4)     Shallow Gas

This unconventional gas play, located in southeast Alberta, is the foundation upon which EnCana’s resource play strategy is modelled. This play has been producing since the 1970s.
Key Corporate Responsibility Issues for Shallow Gas
•	Water management

•	Protection of sensitive wildlife and vegetation

•	Encroachment on residential areas

Key Resource Play Data	2005
Production (MMcf/d)	625
Number of wells drilled	1,267
Capital ($ millions)	333
Evolving Practices Demonstrate Commitment
The Suffield National Wildlife Area (NWA) is a special native prairie grassland area that is home to more than 1,100 species of wildlife and vegetation. We have been operating in this area for more than 30 years, and have always recognized the need to use special minimal disturbance techniques to mitigate the impact of our activities. Our recognition of the unique aspects of the area led to our support, throughout the years, for its designation as an NWA.
Our proposal to drill up to 1,275 additional infill wells over the next three years within the NWA has raised some concern, principally over the potential impacts on species at risk and their habitat. Some groups have expressed reservations about our proposal, saying it sets a dangerous precedent for drilling in other wildlife areas. We are listening to these concerns. We are also mindful that Wildlife Area Regulations require that a permit be obtained before any commercial or industrial activity can occur in an NWA.
Obtaining this permit triggers the Canadian Environmental Assessment Act (CEAA), requiring an environmental impact assessment as well as a high level of ongoing stakeholder collaboration. The environmental assessment process under CEAA is rigorous, and requires:
•	a determination that our activities within the NWA will not have any significant adverse environmental effects and will not interfere with wildlife conservation;

•	the development of an environmental protection plan for our activities within the NWA; and

•	the development of a followup and monitoring program to ensure that our operational and mitigation techniques have minimized our environmental impacts.
An evaluation of the environmental assessment for our NWA infill drilling project will be conducted by a review panel. We will continue engaging with the public, the Department of National Defence (as the landowner) and interested environmental groups, during this environmental assessment, to gather their input.
Limiting Our Impacts
To date, we have made diligent efforts, refined during the past 30 years of operation, to limit our impact in the NWA.
•	Before conducting project development activities, we use a baseline mapping technique (see page 14) to determine appropriate locations for infrastructure to minimize environmental impact.

•	Environmental experts, along with construction and survey crews, determine optimal locations for wells and pipelines, based on environmental and other considerations. Once sensitivities are identified, appropriate measures are taken to reduce potential impact (e.g. no construction activities occur while burrowing owls are active in the area).

•	Specialized construction techniques, such as using lighter coil tubing rigs to minimize ground disturbance and plowing in pipelines instead of stripping a wider right-of-way, are used to ensure that our footprint and impact in the area are minimized.

•	We take special mitigative measures in snake habitat from May through October when the rattlesnakes are active.
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(5)     Jonah

This southwest Wyoming resource play is in one of the most concentrated reserves of natural gas in North America. We are planning a substantially increased drilling program in this area.
Key Corporate Responsibility Issues in Jonah
•	Air emissions

•	Traffic

•	Habitat preservation

Key Resource Play Data	2005
Production (MMcf/d)	435
Number of wells drilled	104
Capital ($ millions)	300
Innovation Protects the Environment in Wyoming
We have made unprecedented commitments to address local environmental concerns about our plan to increase surface well density in the Jonah field.
In creating this plan, we held numerous small-group meetings with county commissioners and with environmental, small business and recreational groups. We also held interactive sessions with the general public. The predominant concerns were air quality and wildlife habitat preservation.
We collaboratively developed the following measures after several months of discussion:
•	effectively eliminate flaring by separating condensates, to recycle or put back into the production stream;

•	introduce a natural gas-powered drilling rig, resulting in a 90 percent emissions reduction over a conventional diesel rig, with six additional natural gas rigs scheduled to be in operation by the end of 2006;

•	set aside a $24.5 million wildlife and habitat mitigation fund, administered by the government;

•	limit surface disturbance using concurrent reclamation techniques;

•	use an innovative low-impact, hub-and-spoke drilling configuration, which includes centralized facilities connected to satellite wells by underground flow lines, reducing surface footprint by more than 30 percent; and

•	limit damage to native grass root systems by using wooden mats.
In March 2006, we received a Record of Decision on our Environmental Impact Statement that was cited by the Environmental Protection Agency as a “model of collaboration” that successfully balances providing “greatly needed energy resources...while protecting the environment of southwest Wyoming.”
In October 2005, we joined children and adults with Down syndrome, along with family and friends, for the Wyoming Buddy Walk in Laramie. We helped raise more than $37,500 for the Wyoming Down Syndrome Association to promote inclusion for people with Down syndrome, and provide education, information and networking opportunities to families and caregivers.
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Chris House
Production Coordinator EnCana “A commitment to helping build a stronger community is something EnCana and I share.” Member, Pinedale City Council Member, Pinedale Planning and Zoning Board Board member, Western Wyoming Community College Production and Process Technology Program Pinedale Elementary School Parent Council (2001-2005) Little League coach (2000-2005) Drilling in the Jonah field, Wyoming 2005 Corporate Responsibility Report EnCana Corporation 19

James Tafoya Production Coordinator EnCana
“This area is more than just a place where I work. My family and I live nearby and we enjoy fishing, camping and hiking. This is a beautiful part of the country and the way that we work will help us keep it that way.”
20 2005 Corporate Responsibility Report EnCana Corporation
Near the community of Parachute, Colorado

(6)     Piceance

Located in western Colorado, our large land position offers great potential as current proved reserves are derived from just 24 percent of the company’s acreage within the region.
Key Corporate Responsibility Issues in Piceance
•	Protecting sensitive wildlife and vegetation

•	Safety practices

•	Air emissions

•	Water management

Key Resource Play Data	2005
Production (MMcf/d)	307
Number of wells drilled	266
Capital ($ millions)	661
Gas Seep Experience Improves Practices
In our 2004 Annual Report, we described how a failed cement job on a gas well resulted in natural gas seepage and contamination of West Divide Creek. Regulators fined EnCana $371,000, and imposed a drilling moratorium within a two-mile radius of the seep. We think it is important to share an update and what we have learned from this incident.
We are continuing remedial actions and have effectively stopped the migration of the contamination plume. We have monitored more than 60 water sources in the vicinity of the well, sharing results with regulators and the community. Sampling results show that water quality is at levels that would produce no impacts to human health or aquatic life.
This regrettable incident led us to closely examine and improve our drilling practices. One of the systemic changes developed and adopted as a result of working closely with local regulatory officials is a new well cementing and monitoring policy. We now test the cement seal integrity immediately after cementing wells, rather than two weeks later when we return to do completions. Regulators have since instituted the new cementing procedure as a requirement for all operators in the Mamm Creek field of western Colorado.
We have learned from this incident, and have put in place additional safety awareness guidelines and enforcement, which extend to our contractors and suppliers. All of the 200 wells that we drilled in this area since the seep occurred have been completed safely.
In April 2006, regulators lifted the drilling moratorium and allowed EnCana to resume operations within the two-mile radius of the seep.
Within the vicinity of the seep, we have monitored:
•	28 domestic water wells;

•	27 groundwater wells;

•	two irrigation wells;

•	four ponds;

•	three springs; and

•	three creeks.
Protecting North Parachute Ranch’s Wild Landscape
Our drilling plans at North Parachute Ranch include approximately 130 wells in 2006, up from 65 wells in 2005. North Parachute Ranch is located west of the Roan Plateau, an area of public land subject to oil and gas leasing in 2006. We need to continue to demonstrate that we are a responsible operator if we expect to receive public and government approval for our expansion plans.
Environmental groups worry that there are few constraints on our activities in this wild landscape, dotted by waterfalls and home to trout, deer, elk and sage grouse. In response to this concern, we have launched a five-year, multi-million dollar environmental research project to help guide our development. Scientific fieldwork (see box below) began in 2004 with input from the Colorado Division of Wildlife and the United States Bureau of Land Management.
We are working to develop and implement less intrusive drilling techniques. We are using a water distribution pipeline, including a portion of an existing pipeline, which saves up to 600 water truck trips per well. Produced water recycling and tankless wellsites greatly reduce the risk of spills related to drilling wastes and produced water.

Fieldwork includes:
•	setting up an air monitoring station, with another station planned for 2006;

•	installing groundwater monitoring wells;

•	identifying wetlands;

•	identifying sage grouse habitat to ensure conservation; and

•	mapping 7,000 acres of elk calving and mule deer fawning areas and 14,800 acres of their winter range.
2005 Corporate Responsibility Report EnCana Corporation     21

(7)     Foster Creek

In 2001, Foster Creek became the industry’s first commercial oilsands operation to use steam-assisted gravity drainage (SAGD) technology. This play represents the foundation for our future in-situ development in northeast Alberta.
(8)     Pelican Lake

At Pelican Lake in northeast Alberta, we produce heavy oil. This field has been operating for approximately 10 years.
Key Corporate Responsibility Issues in our Northeast Alberta Plays
•	Shortage of skilled employees

•	Aboriginal relations

•	Drilling waste

•	Water management

Key Resource Play Data	2005
	Foster	Pelican
	Creek	Lake
Production (bbls/d)	29,019	25,752
Number of wells drilled	39	52
Capital ($ millions)	306	95
Employment and Education Initiatives Increase Aboriginal Involvement
Aboriginal communities play a prominent role in the oil and gas industry and have considerable traditional knowledge and skills to contribute.
Fair hiring practices, which play an important role in upholding human rights, are specifically written into our Corporate Constitution. From a pragmatic perspective, both EnCana’s long-term position in northern communities and a tight labour market further underscore the need to meaningfully involve Aboriginal Peoples.
Our evolving relationship with the Chipewyan Prairie First Nation in Janvier, Alberta, situated near our oilsands operations, is an example of the progress we are making in northern aboriginal communities. In 2002, we had little involvement with this First Nation, and our relationship was in need of improvement.
Today, trust and mutual respect are emerging as we work with the Chipewyan Prairie First Nation in employment and educational initiatives. In the last six months of 2005, we committed almost $7 million in contracts to Chipewyan Prairie First Nation-owned businesses.
We have also partnered with the Northern Alberta Institute of Technology to bring trades training to remote communities. Under this program, students in Janvier and nearby Conklin do not have to leave their communities to receive trades-related training. Fully-equipped mobile classrooms come to their community to deliver instruction in the most sought-after trades in Alberta, contributing to their success in securing employment. More than 150 students have enrolled to date.
Industry-leading Innovations Reduce Drilling Cuttings and Water Use
Environmental concerns over the growing intensity of oilsands development is driving industry to find ways to reduce its impact. The prospect of improved economic and operating efficiencies often encourages proactive environmental initiatives. Our drilling cuttings recycling program at Foster Creek is a case in point.
In muskeg terrain, SAGD wells require a foundation about one metre thick to support operations. Instead of extracting clean fill from the surrounding forest, as is typical, we investigated building a portion of these pads out of appropriately treated drilling cuttings.
The drilling cuttings from clean upper layers are separated into water and solids. The solids are used for pads; the liquids are then recycled in the drilling process instead of being conventionally disposed in a disposal well, and replaced with fresh water. As drilling moves into the bitumen formation, oily cuttings are brought back to the surface and put through a treatment process, producing clean sand and a smaller volume of oily clay. The clean sand goes to building pads, the oily clay to surfacing roads. This technology was approved by Alberta regulators.
22     2005 Corporate Responsibility Report EnCana Corporation

At Foster Creek, we are currently recycling 80 percent of drilling materials, reducing our physical footprint and our reclamation spending. We plan to duplicate this recycling process at our other SAGD facilities.
Extensive analytical work and field-testing have proven to regulators the suitability and environmental benefit of this process. World Oil Magazine and the World Petroleum Congress have recognized EnCana for this work.
“Our company’s Environmental Innovation Fund gave us the support to put our ideas into action. We were able to convert what was previously viewed as waste into something of value.”
Drew Zieglgansberger
Drew Zieglgansberger Drew Zieglgansberger (front) Group Lead, Drilling & Completions Jason Desilets (middle) Environmental Analyst Alan Krawchuk (back) Drilling Superintendent
2005 Corporate Responsibility Report EnCana Corporation     23

(9)       Fort Worth

We are currently one of the largest producers in the Fort Worth Basin, located in north Texas. Since entering the play in 2003, we have increased our land position to more than 200,000 net acres.
(10)     East Texas

Our East Texas play was acquired in 2004 and targets tight gas, multi-zone plays. We are the largest landholder in the Deep Bossier area of this play.
Key Corporate Responsibility Issues in our Texas Plays
•	Encroachment on residential areas

•	Noise levels

•	Safety practices

Key Resource Play Data	2005
	Fort	East
	Worth	Texas
Production (MMcf/d)	70	90
Number of wells drilled	59	84
Capital ($ millions)	170	227
Drilling Rigs and Suburbs: Improving Coexistence
In the Fort Worth area, subdivisions and drilling operations are close neighbours. The drilling activity in the Dallas/Fort Worth area is the result of higher natural gas prices and technological advances in recovering tight shale gas that, for many years, was uneconomic to develop. A number of operators, including EnCana, are now drilling this resource in what is one of North America’s most densely populated gas fields.
At the end of 2005, the Fort Worth City Council created a Gas Drilling Task Force in response to residents’ concerns about noise related to oil and gas activities. We are part of a group of producers working on draft initiatives that include limiting pipe movement, truck deliveries and the use of forklifts to daytime hours. City council is involved in this work and is expected to review the proposals in 2006. The task force also hired a noise-abatement consultant experienced with natural gas drilling in the Los Angeles area.
Our independent efforts include meeting one-on-one with residents and neighbourhood groups. We have learned that, while noise is the main concern, the sight of a drilling rig can be equally unsettling. Our experiments with visual and noise barriers have met with success. Currently, we are stepping up efforts to work with residents in our quest to be a better neighbour.
Doug Mitchell Operations Field Leader, EnCana Fort Worth, Texas
“Some companies I’ve worked for during the past 34 years haven’t shared EnCana’s willingness to go the extra mile. For example, since EnCana took ownership of the area where I operate, I’ve been able to install better fencing to improve public safety.”
24     2005 Corporate Responsibility Report EnCana Corporation

Conventional Operations
Located throughout our North American landholdings, approximately 25 percent of our 2005 production was from our conventional gas and oil developments.
Key Corporate Responsibility Issues for our Conventional Operations
•	Community development

•	Remediation and reclamation

•	Water management
Experience Leads to Modified Drill Cutting Treatment Practices
In the Grande Prairie area of northwest Alberta, accessing certain natural gas deposits presents special drilling challenges due to the physical properties of rock formations. These rock formations swell when they come into contact with water-based drilling muds, causing the drill bit to become stuck in the hole. Drilling mud is used to control subsurface pressures, lubricate the drill bit, stabilize the well bore, and carry the cuttings to the surface.
To prevent swelling, oil-based muds are used. Although these muds solve the drilling challenge, they create a waste management challenge because oil-covered rock cuttings must be properly treated prior to disposal.
Historically, treatment was accomplished by applying the cuttings to the land so natural soil processes could biologically degrade the oil into non-toxic residues. This waste management technique was used at 38 EnCana sites in the Grande Prairie area through the 1990s.
Monitoring of the treatment process showed that some components of the oil-based drilling mud did not degrade, which concerned our neighbours, the regulator and us. In response, we embarked on a three-year, $15 million project to remove the remaining oil components and restore the land. To date, we have completed work on 24 of the 38 sites identified and expect to finish the project by the end of 2006.
Our drilling and environment teams have learned from this experience. Onsite treatment of oil-based cuttings is no longer used. Our current practice is to recover as much as possible of the oil-based drilling fluid from the cuttings for reuse, and then dispose of the remaining cuttings at an approved offsite landfill or treatment facility.
Battle of the Border Hockey Tournament
In February and March 2005, EnCana sponsored a women’s hockey tournament entitled Battle of the Border, held in six locations across Western Canada. The tournament brought Canadian and United States Olympic-level women’s hockey to rural communities. This unique initiative raised more than $85,000 (which included an EnCana match) for women’s and family-related charities as well as local minor hockey in the six communities.
2005 Corporate Responsibility Report EnCana Corporation     25

Midstream & Marketing
Midstream & Marketing’s key responsibility is to pursue and manage marketing initiatives that help us execute our long-term business objectives. The group’s focus is on maximizing the value of our gas and oil sales, analyzing commodity fundamentals and executing our price risk management program.
Key Corporate Responsibility Issues for Midstream & Marketing
•	Safety and environmental practices

•	Traffic

•	Emergency response planning
Safety a Top Priority for the Entrega Pipeline
Construction of the Entrega Gas Pipeline, a 220-kilometre natural gas line in Colorado and Wyoming, presented us with a number of safety challenges: an aggressive schedule, winter work and mountainous terrain. The tight schedule also meant more people and equipment were required to get the job done on time.
The message of “personal leadership” regarding safety became the project mantra. We used this approach to instill a consistent culture of safety understood by everyone, from the project management team through to each individual subcontractor.
When we met with contractors to review contract documentation, the management team delivered a presentation on safety as a paramount project objective. Contractors bidding on the project were required to submit a comprehensive project safety plan for review, which was a critical component of the selection process. The safety message was a topic highlighted at the pre-project open houses held in several small communities along the pipeline’s route, which contractors were required to attend.
Residents in these communities were most concerned about the influx of construction traffic and the increased potential for vehicle accidents. We are proud to report that we had no traffic-related injuries on this 500-person, four-month project.
We sold the Entrega Gas Pipeline in February 2006.
Project rules and features included:
•	the use of designated vehicle routes to limit our disturbance in small communities;

•	a ban on the use of cell phones while driving; and

•	safety incentives given regularly to all construction crews meeting safety targets.
Construction of the Entrega Gas Pipeline
26     2005 Corporate Responsibility Report EnCana Corporation

Frontier & International New Ventures
We explore in select locations beyond the boundaries of onshore North America and are dedicated to identifying and building new frontier areas and maximizing the value of existing positions. In North America, our frontier regions include offshore Northern and East Coast Canada. Internationally, we are focusing on Brazil, Chad, France, Greenland, Oman and Qatar.
Key Corporate Responsibility Issues in Frontier & International New Ventures
•	Financial transparency

•	Local employment

•	Community development
Additional Transparency Required in Developing Countries
A widespread concern among non-governmental organizations (NGOs) and the general public focuses on how oil and gas tax and royalty revenues are managed by governments, especially in developing countries. When managed properly, these revenues can contribute to poverty reduction and economic development, and minimize unethical behaviour.
In Chad, where we operate a non-producing exploration program, we are not yet at the project stage where tax and royalty payments are required. All payments that are made to farmers for land use compensation and for local employment are documented and made available to the community and our stakeholders. We also follow guidelines for tendering and procurement, and require transparency commitments from all our staff who authorize payments.
We believe it is important to demonstrate high levels of transparency through diligent stakeholder engagement with local communities, regional government and domestic and international NGOs. We hold quarterly public information sessions and issue a quarterly bulletin to NGOs. During 2005, we established a stakeholder oversight committee involving local NGOs, government departments and international commissions. One of the ways we share information is to post disclosures about our community interactions in Chad on our website.
Transparency in all aspects of our business is essential to encourage responsible development.
We have taken an active role in Chadian community investment. For example, we arranged with a local NGO to install manual pump water wells, donated a generator to power a village’s water system, awarded grants to support mobile medical clinics (shown above) and supplied construction materials for school benches and desks.
2005 Corporate Responsibility Report EnCana Corporation     27

Ecuador
Ecuador Operations Work Through Challenges to Leave a Legacy
EnCana began operations in Ecuador in 1999, and continued until early 2006, when the Ecuador business was sold as part of a strategic reorientation toward North America.
While EnCana found Ecuador to be a complex environment in which to work, we achieved considerable operational, financial and social success, and we remain proud of these accomplishments. Royalties, tariffs and taxes paid at the federal, provincial and municipal level – in excess of $1 billion – supported government programs. We also supported local businesses, employed local people and worked to develop capacity in local communities.
Ecuador’s community development challenges are high due to limited financial support for infrastructure and services. Capacity-building – in terms of health, education or basic needs – was an integral part of our operations in Ecuador. Several foundations received our support for a variety of health, education, development and environmental programs.
Our involvement with stakeholders also led to the creation of the EcoFund, an unprecedented, multi-year, $17 million capital funding commitment for the development of environmental projects, conservation initiatives, training and scientific research in the country.
Despite these intentions and successful stakeholder engagements, we had critics concerned with our operations in sensitive environments:
•	The environmental practices of the operations we acquired did not meet our standards. We spent hundreds of millions of dollars to upgrade infrastructure and remediate environmental damage, helping to raise Ecuador’s standards of oilfield practice.

•	The routing of the Oleoducto de Crudos Pesados (OCP)[1] pipeline through sensitive ecosystems was of concern to some environmental advocates and community members. Although not all will agree, OCP studies indicated that the selected right-of-way was environmentally and technically the most feasible and preferred route. As is standard practice, the right-of-way is being restored, with particular emphasis on sensitive zones.
During our time in Ecuador, we continually worked to address stakeholder concerns. We also worked diligently to safeguard the environment and operate in a manner consistent with recognized global industry standards.
During our six years of operating in Ecuador, we were recognized nationally and internationally for our community development work. In 2004, we received the Canadian Award for International Co-operation for our community health initiatives.

1	EnCana had a non-operating, minority interest in the OCP pipeline.
28     2005 Corporate Responsibility Report EnCana Corporation

Detailed Performance Report
Drilling near Claresholm, Alberta
2005 Corporate Responsibility Report EnCana Corporation 29

Tracking Performance
We have two main objectives in reporting our corporate responsibility performance:
•	to provide relevant and timely information so stakeholders can make independent assessments and informed decisions; and

•	to track our performance so we can identify areas that need improvement.
When reliable data for performance indicators are not available, we have put dashes in the following tables and graphs. The footnotes clarify definitions, boundary conditions, modified calculation methodologies and other matters. Additional detail on some indicators is available on our website.
Economic
(All figures are US$ millions, except per share amounts)

Financial	2003	2004	2005
Revenues, net of royalties	8,521	10,259	14,266
Cash flow [1]	4,459	4,980	7,426
Per share – diluted	4.65	5.32	8.35
Operating expenses [2]	965	1,099	1,438
Capital expenditures [2,3]	4,356	4,763	6,925
Dividends on common shares	139	183	238
Interest, net	284	398	524
Change in retained earnings	1,753	2,659	1,546

Taxes and Royalties	2003	2004	2005
Current taxes [4]	45	870	1,657
Canada	(86)	673	597
United States	147	212	1,068
Other	(16)	(15)	(8)
Total royalties [5]	900	1,145	1,636
Canada	639	690	910
United States	261	455	726

Stakeholder Economic Benefits	2003	2004	2005
Employee payroll and benefits [6]	526	584	809
Procurement from aboriginal suppliers [7]	–	90	120
Community investment [8]	7.5	11.7	17.1

See our 2005 Annual Report for more details on financial performance.

1	As defined in the Cash Flow advisory on page 40.

2	Includes purchases of goods and services.

3	Excludes proceeds from divestitures.

4	Accrued income taxes and accrued production and mineral taxes. Excludes discontinued operations.

5	Cash payments to governments for access to a public resource, not including land acquisition. Total royalties for discontinued operations were $146 million in 2003, $287 million in 2004 and $374 million in 2005.

6	Payroll includes salaries, allowances and bonuses for Canada, U.S. and expatriate employees. Benefits include, for example, medical, dental, scholarships and pensions for Canada, U.S. and expatriate employees. The cost of benefits for Tom Brown Inc. employees is not included in 2004 data.

7	Includes Western and Northern Canada data only.

8	Contributions to charitable and non-profit organizations in Canada, U.S., Ecuador and Chad.
30     2005 Corporate Responsibility Report EnCana Corporation

Economic Impact
We realize that our financial success positively affects far more than just our shareholders. We affect the financial viability of numerous stakeholders with whom we interact every day – and depend on for our success. Employees prosper through competitive salaries and benefits. Suppliers and contractors benefit from purchases of goods and services. Shareholders gain through dividends. Organizations in the communities where we operate may receive charitable contributions. And society at large can advance economically and socially through our payment of taxes and royalties.
Procurement from Aboriginal Suppliers
EnCana interacts and works with approximately 60 aboriginal communities across our operations. We believe that our collaboration with Aboriginal Peoples leads to better project plans and decisions, and to stronger communities. We are proud of our efforts to increase aboriginal involvement in business ventures, environmental assessments, training and employment. In 2005, our procurement of goods and services from aboriginal firms and partnerships was up more than 30 percent from the previous year. We spent more than $120 million on contracts, such as environmental, drilling, seismic and catering services in Canada.
Revenues and Dividends
The strength and stability of our resource play strategy endured as we achieved strong growth in 2005 – a year characterized by robust commodity prices and tough operating conditions. Revenues increased by 67 percent between 2003 and 2005.
Dividends on common shares in 2005 increased by 120 percent from 2002. The Board of Directors approved an increase to EnCana’s quarterly dividend in 2005 by 50 percent to 7.5 cents per share, and a further increase in April 2006 by 33 percent to 10 cents per share for the dividend payable on June 30, 2006. In addition, we reduced shares outstanding by 11 percent between 2002 and the end of 2005, meaning that each share represents a greater piece of the company.
Cash Flow ($/share) 8642 0 03 04 05
Community Investment
As an Imagine Canada company, we invest one percent of our average domestic pre-tax profits in charitable and non-profit initiatives. As a result of this commitment and our company’s growth, our community contributions have more than doubled since 2003 to $17.1 million. In 2005, the majority of our donations supported community development, and youth and education. By supporting educational initiatives, we are taking steps to address the shortage of skilled workers, a serious issue facing the oil and gas industry. Examples of some of our community donations are illustrated in the resource play section of this report (see pages 10 to 28).
Community Investment in 2005 ($ millions) 5.7 0.1 1.1 Youth & education Community development Health & wellness2.2 Environment EnCana Cares Foundation4.8 Other 3.2
2005 Corporate Responsibility Report EnCana Corporation     31

Social

Safety	2003	2004	2005
Recordable injury frequency (employees and contractors) [1,2,3]	1.70	1.17	1.34
Lost time injury frequency (employees and contractors) [1,3,4]	0.45	0.27	0.35

Workforce	2003	2004	2005
Total workforce (employees and contractors) [5]	6,097	6,421	6,685
Canada	4,499	4,522	4,845
United States	606	1,173	1,187
Other [6]	992	726	653
Voluntary employee turnover (percent)	4.9	6.6	6.6
Canada	5.0	5.7	5.9
United States	5.8	12.7	12.7
Other [6]	2.1	3.6	1.3

Business Conduct	2003	2004	2005
Business conduct investigations (new) [7]	7	39	18

1	The frequency rate is per 200,000 hours worked (equivalent to 100 person years), a standard industry measurement.

2	Recordable injuries include permanent total disabilities, lost work day cases, restricted work cases, medical treatment cases and fatalities.

3	Contractors refers to contract personnel engaged to perform services for EnCana. Statistics also include service companies (e.g. drilling companies).

4	Lost time injuries include permanent total disabilities and lost work day cases.

5	Contractors refers to contract personnel engaged to perform services for EnCana. Statistics exclude service companies.

6	Other includes Barbados, Brazil, Chad, Ecuador, the Middle East, and the United Kingdom.

7	These investigations were conducted by our Investigations Committee, which was launched in 2003. The 2003 figure is for a partial year.
Safety
The Corporate Responsibility, Environment, Health & Safety Committee of the Board of Directors reviews a quarterly report of injury frequency rates along with the number of incidents. Significant incidents are discussed in more detail along with appropriate action plans to increase awareness and prevent similar incidents.
Our recordable and lost time injury frequencies have improved since 2003. As is typical in the oil and gas industry, we see higher injury incident rates among contractors. It is a priority for us to include our contractors in our safety initiatives and to ensure their understanding and implementation of safety and environmental best practices (see page 26).
Unfortunately, during 2005, four contractor fatalities occurred. These fatalities resulted from a motor vehicle accident, falling objects, and a severe burn. We have investigated these incidents thoroughly and have learned from each of them. We have shared our learnings with our employees and contractors, and are working hard to incorporate these learnings into our daily activities in an attempt to eliminate fatalities associated with our operations.
Since the end of 2005, one contractor fatality occurred in the second quarter of 2006. This incident is currently under investigation.
32     2005 Corporate Responsibility Report EnCana Corporation

Workforce
At EnCana, we strive to be an employer of choice in all our operating areas so that we can attract and retain talented staff to help us achieve our business results. To do so, we offer a competitive, performance-based compensation package, a comprehensive benefits program, challenging and interesting work, and development opportunities for our employees. Our employees are proud of their company, our commitment to corporate responsibility and the values outlined in our Corporate Constitution.
On a regular basis, we check in with our staff to learn how we’re doing. Our independent staff survey helps us understand and measure how well we are living up to the principles outlined in our Constitution. By looking at our survey results, we can find ways to continuously improve. The survey, which tracks EnCana against the results of 500 North American high-performing companies – including energy companies – indicated that we exceeded the norm in all areas by at least 12 percent. Results from the 2005 survey indicated that 86 percent of the 4,000 participants ranked EnCana as one of the best companies to work for – up from 81 percent in the 2003 survey. In addition, 82 percent of the 2005 survey respondents told us that we act ethically and honestly, treating all with dignity, fairness and respect, and 83 percent said we communicate with courtesy, striving to treat others the way we would expect to be treated.
Our staff size has grown by almost 10 percent since 2003, while our voluntary turnover rate remains at 6.6 percent for 2005, which is considerably lower than the industry median of 7.9 percent in 2004 for large Canadian oil and gas companies1.
Business Conduct Investigations
At EnCana, it is important for us to do the right thing. We take our commitment to function on the basis of trust, integrity and respect seriously. Policies and practices have been established to help guide us. When there are concerns about how we are doing, a number of mechanisms are available to make us aware of an issue. Our Investigations Practice provides an effective, consistent and appropriate process so that incidents that potentially violate established policies, practices or regulations can be properly received, reviewed, investigated, documented and resolved. An Integrity Hotline was also launched in 2005 to provide an additional avenue for anyone to raise a concern regarding our company operations confidentially, anonymously and without threat of retaliation. All concerns received on the Integrity Hotline in 2005 were addressed; three of those concerns were investigated by our Investigations Committee. Appropriate action was taken in response to the investigation findings.

1 Source: Mercer Total Compensation Survey for the Petroleum Industry 2005.

2005 Corporate Responsibility Report EnCana Corporation     33

Environment
Greenhouse Gas (GHG) Emissions
With continued production increases, managing our GHG emissions will be a challenge. Another factor contributing to this challenge is the uncertain legislative framework that will influence future emission reductions.
Despite the uncertainty, EnCana is committed to continue looking for ways to reduce our GHG emissions intensity. Our approach to emissions management has three key elements:
•	our 78 percent weighting in natural gas – one of the cleanest burning fossil fuels;

•	we are recognized as an industry leader in CO2 sequestration; and

•	focus on the development of technology to reduce GHG emissions.
We believe that technological solutions will be the key to finding opportunities to reduce emissions. For example, our Weyburn operations are home to the world’s largest CO2 geological sequestration project, which stores CO2 underground that would otherwise be vented into the atmosphere.

Greenhouse Gases [1]	2003	2004	2005
Direct CO2 emissions (ktonnes CO2e) [2,3]	4,489	5,239	5,469
CO2 sequestered at Weyburn (ktonnes)	1,544	1,594	1,842
Direct CO2e emissions intensity (tonnes/m3OE) [4]	0.145	0.152	0.161

Air Emissions	2003	2004	2005
Nitrogen oxides (NOx) emissions (oilsands only) (tonnes)	–	277	315
Total gas flared (10[3]m3)	71,852	75,965	110,446
Total gas vented (10[3]m3)	22,050	16,062	16,624
Solution gas conservation rate (percent) [5]	96.7	96.9	95.2

All figures are for Canada only.

1	Our estimates of direct CO2 emissions for 2003 and 2004 have been recalculated and restated as a result of a change in our interpretation of the definition of “covered emissions” in the Alberta Environment and Statistics Canada reporting protocols.

2	Includes total direct emissions from combustion, flaring, formation CO2 venting, fugitive equipment leaks and other reported venting consistent with Statistics Canada/Alberta Environment reporting protocols.

3	Direct emissions include all emissions generated during oil and natural gas exploration and production, except emissions associated with transportation activities. Direct emissions include fuels burned to generate onsite heat and electricity.

4	Total direct emissions, as per Statistics Canada/Alberta Environment reporting protocols, per unit of sales production.

5	2004 figure restated from number included in 2004 Annual Report, reflecting a corrected calculation.
Direct CO2e Emissions (million tonnes CO2e) 86 4 2 Total GHG emissions 0 03 04 05 CO2 sequestration
Total Cumulative Volume CO2 Sequestered (million tonnes per year) 8 6 4 2 0 01 02 03 04 05
We anticipate we will inject 30 million tonnes of CO2 at Weyburn over a 30-year period, which is equivalent to taking 6.7 million cars off the road for one year. Weyburn has been the site of an independent international research project, conducted under the auspices of the International Energy Agency. The project employed scientists from around the world and concluded that geological storage of CO2 at Weyburn is safe. It is estimated that 99.8 percent of the CO2 stored at Weyburn will remain underground for at least 5,000 years.
34     2005 Corporate Responsibility Report EnCana Corporation

Our 2005 direct CO2 emissions are up since 2003, as a result of increasing production, as are emissions per unit of production – our direct carbon intensity. The proven success of our Weyburn Enhanced Oil Recovery Project (which sequesters CO2) demonstrates how effective this technology can be in helping to address the GHG emissions issue. In an effort to illustrate the impact of a project like Weyburn, we have included the graph to the left to demonstrate the impact the total CO2 sequestered would have on our absolute direct emissions and carbon intensity. However, for accounting purposes, only a portion of the CO2 sequestered at Weyburn ultimately will be attributed to EnCana. To put the amount of CO2 sequestered in context, the graphs show that the total volume sequestered is equivalent to approximately 34 percent of EnCana’s absolute emissions. As evident by this example, CO2 sequestration is a pragmatic tool that can be used to help address the GHG emissions issue.
Based on the previous Canadian federal government’s commitments and our work on geological sequestration of CO2 at our Weyburn operations, we do not anticipate that the cost implications of government plans will have a material impact on our operations or future growth plans. We are committed to continue working with governments as they develop their GHG reduction strategies.
Nitrogen Oxides
When nitrogen oxides (NOx) and volatile organic compounds (VOCs) react with warm temperatures and sunlight, smog can be the result. In most of our widely dispersed locations, this is not a significant concern. However, with the overall intensity of industry development in the oilsands area of northern Alberta, the cumulative impacts of NOx emissions have become a concern. Since 2004, when we began tracking NOx emissions, these emissions have risen due to increased oilsands production.
Flaring and Venting
Flaring is the burning of natural gas not captured for energy production at petroleum production facilities. Venting is the direct release of natural gas to the atmosphere.
Our volume of gas vented is down since 2003 as a result of increased recovery for sale.
Industry best practices, including in-line well testing instead of flare testing, are helping us to reduce our flaring from new natural gas wells. During operations, we flare only in exceptional circumstances. Our total volume of flared gas is up from 2004. In late 2005, operational upsets with the recycle compressors at one of our operations resulted in intermittent flaring of gas produced with oil that is normally separated and re-injected. The situation was resolved in early 2006. Excluding this temporary setback, our flaring volumes for the rest of our Canadian operations actually declined overall.
Emissions of solution gas, which is a subset of flared gas, have declined sharply during the last decade. In 2005, we conserved 95.2 percent of solution gas produced.
Impact of CO2 Sequestration on GHG Emissions Intensity (direct tonnes CO2e/m3OE) 0.20 0.15 0.10 0.05 Without sequestration 0 With sequestration [1] 03 04 05 This comparison is provided as an example of the significance of CO2 sequestration technology and its potential to address GHG emissions intensity. 1 These figures were calculated by deducting the total amount of CO2 sequestered at Weyburn from EnCana’s total direct CO2 equivalent emissions, divided by sales production.
GHG Emissions Intensity — Industry Comparison 0.30 (direct and indirect CO2e/m3OE) 0.25 0.20 0.15 Industry benchmark [1] 0.10 EnCana GHG intensity 03 04 05 1 Based on CAPP industry data for Canadian conventional oil and gas and in-situ oilsands production.
2005 Corporate Responsibility Report EnCana Corporation     35

Energy Use
Our total energy use is up 24 percent, and our energy intensity is up 13 percent since 2003 as a result of increased compression required to extract the resource, and demand for steam boilers. We are striving to reduce our energy use through the application of innovative technologies.
Water
Water is a valuable resource for all of us; at EnCana, it is critical to our operations. We believe it is important to manage this resource wisely. Due to our increased activity since 2003, the amount of licensed water diverted in Alberta has increased. A large portion of our water use is for generating steam in our SAGD operations at Foster Creek. EnCana has established a number of initiatives to reduce our water consumption and we have also modified our processes in some locations to reuse water (see pages 21 and 22).
Spills
At EnCana, we internally record spills in our Incident Management System. All spills are cleaned up, investigated and communicated, and actions undertaken to minimize the risk of future spills, where possible. We participate in the Western Canada Spill Services cooperative and in spill response exercises to ensure preparedness. In some remote regions, we maintain spill containment caches and control points. Although the number of reportable spills in 2005 was up from 2003, our total volume spilled was down approximately 20 percent in the same period.

Resource Use	2003	2004	2005
Direct and indirect energy use (terajoules) [1,2]	60,327	72,402	74,683
Energy intensity (gigajoules/BOE) [1]	1.94	2.10	2.20

Water [3]
Licensed diversion allowed (10[3]m3)	7,821	7,884	8,109
Diverted under licence (10[3]m3) [4]	3,074	3,894	3,793
Portion of licensed diversion used (percent)	39	49	47

Total steel purchased for pipe (ktonnes) [5]	233	216	220
Amount of recycled steel in purchased pipe (percent) [5]	90	90	90

Other Indicators	2003	2004	2005
Spills
Number reportable [6]	180	242	205
Estimated reportable volume spilled (m3)	3,460	3,984	2,725
Estimated reportable volume immediately recovered (m3) [7]	2,135	2,700	1,310
Fines (US$) [8]
Canada	3,900	0	0
United States	1,000	500,000	0

1	Canada only.

2	Includes fuel gas and electricity used for production operations, not electricity in office buildings.

3	Alberta, Canada only.

4	Regulators grant diversion licences for a certain amount of water withdrawal from surface and groundwater sources. This excludes water volumes that do not require a licence from the regulator.

5	North America only.

6	Those that are required to be reported according to jurisdictional regulations.

7	Remaining volume recovered through subsequent remediation activities.

8	Fines for non-compliance may not be levied in the same year in which the infraction occurred. In the first two quarters of 2006, EnCana received fines totalling approximately $475,000 for infractions which occurred in previous years.
Water Diversion Under Licence [1] (million m3) 864 2 Licensed diversion allowed 0 Actual diversion 03 04 05 1 Alberta, Canada only.
Reportable Spills Number of spills Volume 300 4,000 225 3,000 Number 150 2,000 Volume spilled (m3) 75 1,000 Volume immediately 0 0 recovered (m3) 03 04 05
36     2005 Corporate Responsibility Report EnCana Corporation

External Data Assessment
We strive to continually evaluate and improve the accuracy, completeness and reliability of our corporate responsibility measurements and reporting.
As part of our commitment, we retained a team of sustainability reporting specialists from PricewaterhouseCoopers LLP (PwC) to assess our 2005 performance measurements and the associated data management processes, calculation methodologies, consolidation and reporting processes for our key corporate responsibility performance indicators. These indicators fall into three main categories:
•	Environmental – consisting of greenhouse gases, air emissions, flaring and venting, energy use, water diversion, and spills;

•	Social – including employee turnover, health & safety statistics, and adherence to our Business Conduct & Ethics Practice; and

•	Economic – such as current taxes, royalties, payroll and benefits, community investments, and procurement from aboriginal businesses.
PwC communicated the results of its assessment to us and we addressed the findings and recommendations as we finalized this report. PwC did not conduct an audit of the corporate responsibility data and did not express an opinion on the reported data.
The results of PwC’s assessment will assist the evolution of our corporate responsibility reporting as we continue to strengthen and evolve our data management systems and processes.
Operator in Ponoka, Alberta
2005 Corporate Responsibility Report EnCana Corporation     37

GRI Content Index
EnCana has chosen to use the Global Reporting Initiative’s (GRI) Sustainability Reporting Guidelines to help determine which performance indicators to report. We have also engaged staff and investors, and considered guidance from the Canadian Association of Petroleum Producers to identify other indicators that are meaningful to our business and stakeholders. Previously, we have reported data in our annual reports and on our website based on some of the GRI indicators. However, based on external feedback from stakeholders, we have consciously expanded the number of indicators in this report. We are taking an incremental approach to expanding our reporting and will continue to improve where appropriate and possible.
The following table indicates where to find information on the elements listed in the GRI guidelines. Beyond this report, corporate responsibility information is also available on our website and in our 2005 Annual Report and Information Circular.
Reporting Elements

		GRI			CR REPORT
CATEGORY	DESCRIPTION	INDICATOR	COVERAGE	PUBLICATION	PAGE NUMBER

VISION AND STRATEGY	CEO statement	1.2	●	CR Report	5
PROFILE	Name of reporting organization	2.1	●	CR Report	40
	Major products and/or services	2.2	●	CR Report	IFC
	Operational structure of organization	2.3	●	Website	–
	Major divisions, operating companies, subsidiaries and joint ventures	2.4	●	Website	–
	Countries where organization operates	2.5	●	CR Report, AR	11, 27, 28
	Nature of ownership; legal form	2.6	●	Website	–
	Nature of markets served	2.7	¡	Website	–
	Scale of the reporting organization	2.8	●	CR Report	IFC, 3, 30, 32
	List of stakeholders	2.9	¡	Website	–
	Contact person	2.10	●	CR Report	IBC
	Reporting period	2.11	●	CR Report	2
	Date of most recent previous report	2.12	●	CR Report, AR	2
	Boundaries of report and limitations	2.13	¡	CR Report	2, Footnotes
	Significant changes in reporting organization	2.14	●	CR Report	26, 28
	Basis for reporting on non-wholly owned operations	2.15	●	CR Report, Website	2, 40
	Explanation of information restatements	2.16	●	CR Report, Website	Footnotes
	Significant changes in measurement methods	2.19	¡	Website, IC	–
	Means to obtain additional information	2.22	●	CR Report	IBC
GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS	Governance structure, including major committees under the Board	3.1	●	CR Report, Website, IC	6, 7
	Independent, non-executive directors on Board	3.2	●	Website, IC	–
	Board level processes for economic, environmental and social management	3.4	●	CR Report, Website, AR	6
	Executive compensation linked to non-financial goals	3.5	¡	Website, IC	–
	Organizational structure for economic, environmental and social management	3.6	●	CR Report	6-8
	Mission and values statements, internally developed codes of conduct or principles and policies	3.7	●	Website	–
	Mechanisms for shareholder participation	3.8	●	IC	–
	Approaches to stakeholder consultation	3.10	¡	CR Report, Website	6, 8, 11-28
	Type of information generated by stakeholder consultations	3.11	●	CR Report, Website	12-28
	Major decisions regarding changes in operations	3.18	●	Website	–
GRI CONTENT INDEX	List of GRI indicators addressed	4.1	●	CR Report, Website	38
38     2005 Corporate Responsibility Report EnCana Corporation

Performance Indicators

		GRI			CR REPORT
CATEGORY	DESCRIPTION	INDICATOR	COVERAGE	PUBLICATION	PAGE NUMBER

Economic
CUSTOMERS	Net sales	EC1	●	CR Report, AR	IFC, 30, 31
SUPPLIERS	Cost of all goods, material and services	EC3	●	CR Report, Website, AR	3, 30
EMPLOYEES	Total payroll and benefits	EC5	●	CR Report, Website, AR	3, 30
PROVIDERS OF CAPITAL	Distributions to providers of capital	EC6	●	CR Report, Website, AR	30, 31
	Increase/decrease in retained earnings	EC7	●	CR Report, Website, AR	30
PUBLIC SECTOR	Taxes paid (by country)	EC8	●	CR Report, Website, AR	30
	Donations to community, civil society, etc.	EC10	●	CR Report, Website	3, 30, 31

Environmental
MATERIALS	Total materials used other than water, by type	EN1	¡	CR Report, Website	36
	Percentage of materials used that are wastes	EN2	¡	CR Report, Website	36
ENERGY	Direct/indirect energy use by primary source	EN3, EN4	¡	CR Report, Website	36
WATER	Total water use	EN5	¡	CR Report, Website	3, 36
EMISSIONS, EFFLUENTS AND WASTE	Greenhouse gas emissions	EN8	¡	CR Report, Website	3, 34-35
	Use/emissions of ozone-depleting substances	EN9	●	Website	–
	NOx, SOx, and other significant air emissions	EN10	¡	CR Report, Website	34-35
	Significant spills of chemicals, oils and fuels	EN13	●	CR Report, Website	3, 36
COMPLIANCE	Environmental non-compliance and fines	EN16	●	CR Report, Website	36

Social: Labour Practices and Decent Work
EMPLOYMENT	Breakdown of workforce	LA1	●	CR Report, Website	32
	Net employment creation and average turnover	LA2	¡	CR Report, Website	32
HEALTH AND SAFETY	Standard injury and lost day rates and fatalities	LA7	●	CR Report, Website	3, 32

Social: Human Rights
DISCRIMINATION	Anti-discrimination policy/procedures/programs	HR4	¡	CR Report, Website	33

●	Full
¡	Partial
AR	2005 Annual Report
CR	Corporate Responsibility
IBC	Inside Back Cover
IC	Information Circular (February 28, 2006)
IFC	Inside Front Cover
2005 Corporate Responsibility Report EnCana Corporation     39

Advisories
Cash Flow
Certain measures in this report, such as cash flow, do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles (GAAP). Cash flow measures are considered non-GAAP but are commonly used in the oil and gas industry to assist management and investors in measuring the company’s ability to finance capital programs and meet financial obligations. The calculation of cash flow is disclosed in the Consolidated Financial Statements of EnCana contained in the corporation’s 2005 Annual Report, which is available on the corporation’s website at www.encana.com.
Crude Oil, Natural Gas Liquids and Natural Gas Conversions
In this report, certain crude oil and natural gas liquids (NGLs) volumes have been converted to millions of cubic feet equivalent (MMcfe) or thousands of cubic feet equivalent (Mcfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE), thousands of BOE (MBOE) or millions of BOE (MMBOE) on the same basis. MMcfe, Mcfe, BOE, MBOE and MMBOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead.
Corporate Entities
This report focuses on our performance for the three years ending December 31, 2005. For convenience, references in this report to “EnCana”, the “Company”, the “company”, “we”, “us”, “our” and similar references may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (each a “Subsidiary” or if more than one, “Subsidiaries”) and the assets, activities and initiatives thereof. References to financial results of operations refer to the consolidated financial results of EnCana Corporation and its Subsidiaries, taken as a whole, except where otherwise noted or the context otherwise implies. All financial data are reported in U.S. dollars and operational data are reported on an after royalties basis, unless otherwise noted.
Resource Play
Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which, when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.
Affiliations and Recognition
The Canadian Association of Petroleum Producers (CAPP) represents 150 member companies who explore for, develop and produce more than 95 percent of Canada’s natural gas, crude oil, oilsands and elemental sulphur. EnCana is a gold member of CAPP’s Stewardship initiative, which is designed to achieve continual improvement in environmental, health, safety and social performance.
Canadian Business for Social Responsibility (CBSR) is a non-profit, business-led, membership organization of companies working to improve their social, environmental and financial performance.
In 2005, EnCana was named to the Dow Jones Sustainability Index (DJSI) for North America. DJSI provides managers with benchmarks to manage portfolios of leading sustainability-driven companies.
EnCana was recognized as one of Canada’s most respected corporations in 2005 in a survey by KPMG and Ipsos-Reid.
40     2005 Corporate Responsibility Report EnCana Corporation

Our success is a credit to the effort and contributions of all our staff and a variety of other stakeholders. We thank you for your efforts and hope that you will provide us with feedback so that we can continue to advance our activities and reporting to better suit the needs of all our stakeholders.
We welcome and value your feedback on this report and our corporate responsibility activities. If you have any questions, comments or concerns, please contact us:
By E-mail
crreportfeedback@encana.com
By Mail
Corporate Responsibility and Corporate EH&S Group
EnCana Corporation
1800, 855 – 2nd Street SW
PO Box 2850
Calgary, Alberta, Canada T2P 2S5
By Phone
403-645-2000
Alternatively, fill in our online feedback form in our Corporate Responsibility Reporting section of www.encana.com.
Measurement Abbreviations

bbls	barrels
BOE	barrel of oil equivalent
CO2e	carbon dioxide equivalent
ktonnes	kilotonnes
Mcf	thousand cubic feet
MMcf	million cubic feet
MMcfe	million cubic feet equivalent
m3	cubic metres
m3OE	cubic metres of oil equivalent
10[3]m3	thousand cubic metres
designed by smith + associates
Printed in Canada in May 2006

environment® FSC Certified Paper
Environmental Benefits Statement
This report is printed on environment® FSC Certified Paper – Forest Stewardship Council certified papers containing a minimum of 20 percent FSC fibres, elemental chlorine free and 80 percent post-consumer fiber, process chlorine free. By using this environmentally friendly paper, EnCana saved the following resources:

Greenhouse
Trees	Water	Energy	Solid waste	gases

28 fully grown	23,818 gallons	39,252 thousand BTUs	2,526 pounds	4,900 pounds

Calculated based on data research provided by Environmental Defense.